UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014.
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

On January 14, 2014, RedHill Biopharma Ltd. (the "Company") issued a press release announcing that it had entered into a definitive agreement with a select group of investors (the "Investors") for the sale of RedHill's ordinary shares and warrants in a private placement transaction (the "Private Placement") for a total amount of approximately $11.7 million.

The Investors in the Private Placement include Israeli institutional investors Migdal Insurance Company, Yelin Lapidot, and Excellence Nessuah, as well as Sphera Global Healthcare Master Fund and additional private Israeli investors.

Proceeds from the financing will be used for general working capital and for research and development related purposes, including the clinical development of RHB-104 for Crohn's disease and RHB-105 for
H. pylori infection, both currently undergoing Phase III studies in the U.S., and for potential acquisitions.

The Private Placement is expected to close by the end of January 2014, subject to the satisfaction of customary closing conditions. Upon the closing of the Private Placement, in exchange for gross proceeds of approximately $11.7 million, RedHill will issue to the investors a total of 10,458,740 ordinary shares at a purchase price of 3.9 NIS per ordinary share and warrants to purchase a total of 4,183,496 ordinary shares, which will have a three-year term and be exercisable at a price per share of 4.9 NIS.

Subject to closing of the Private Placement, the Company undertook, for a period of six months from the execution of the definitive agreements for the Private Placement, not to issue additional ordinary shares to investors unless the effective price per ordinary share in the future issuance is equal to or greater than NIS 3.455 per share. For purposes of the agreement, "effective price" refers to the price per share at which shares will be issued by the Company, and in the case of the issuance of shares together with warrants for no additional consideration, the price per share will be reduced by the value of the warrant calculated in accordance with the Black & Scholes model. The limitation described in this paragraph will apply to issuance of securities to new investors only, whether in a private or public offering, but will not apply to issuance of shares to other investors in the Private Placement, issuances of shares pursuant to a share option plan for advisors, officers, directors and employees of the Company, issuances of shares upon exercise of warrants outstanding on the date of the definitive agreement, and similar issuances. Following completion of such six month period, the Company will be permitted to raise additional financing without any limitation.

Warrant

The Warrant will grant to the Investors the right to acquire up to 4,183,496 ordinary shares in the aggregate at an exercise price per share of 4.9 NIS linked to changes in the NIS-US dollar exchange rate. The Warrant will be immediately exercisable and will have a three year term. The exercise price of the Warrant and/or the number of shares issuable upon exercise of the Warrant are subject to adjustments for stock splits, reverse splits or similar events, for cash dividends or distribution of bonus shares to Company shareholders, and for grants to Company shareholders of rights to acquire securities of the Company of any kind.

Exhibits

Exhibit Number	Description
99.1	Press Release dated January 14, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (Registrant)
Date: January 14, 2014	By: /s/ ORI SHILO Ori Shilo Deputy Chief Executive Officer Finance and Operations